Filed by Sanofi-Synthélabo
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: January 26, 2004

     ON JANUARY 26, 2004, THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF SANOFI-SYNTHÉLABO SENT THE FOLLOWING LETTER TO CERTAIN ELECTED OFFICIALS:

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26th January 2004

     Today, the company I direct made a public offer to the shareholders of the Aventis group. I wish to inform you of this personally in view of the importance of our activities for you.

     Our aim is to combine with Aventis to create one of the leading pharmaceutical groups in the world, a European leader and a business which is well placed to meet the challenges of the future. This group will benefit from a remarkable portfolio of drugs as well as the new robustness which the pooling of our respective resources will give us, particularly in the field of R&D.

     We will then be equipped to successfully undertake a powerful project which meets our objectives, namely, to offer patients a growing number of innovative drugs, to better respond to the constraints of our sector and to ensure a strong, profitable and sustainable growth serving to improve life.

     The rationale for this project is not principally cost-cutting or focusing on research centres and productivity, but rather the wish to develop, to unify our skills and to galvanise all our potential. We’re inviting the stakeholders in the two companies to take part in an exciting project for the future in which they can invest their savoir faire and dynamism. The men and women of the two companies will come together to add a new human entity and it is these same people who will embody the exceptional growth potential of the new group.

     We are respecting the wishes of authorities across Europe, and notably those in France, to develop research capabilities and to keep decision-making bodies in strategic areas.

     This project marks a great step forward in the history of our group which has been achieved by pointing all our stakeholders towards the overriding goal of research and by engaging in a real dialogue with employees.

     Let me assure you that it is with the above in mind that we will successfully lead this project and, naturally, we will keep you informed of every important development along the way.

     I would like to take this opportunity to thank you in advance for your support.

Kind Regards,

Jean-François Dehecq

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Important Information

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

     At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

     This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

     This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthélabo will file with the SEC. Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.